Exhibit (a)(5)(B)

NEWS RELEASE

Blue Ridge Real Estate Company Announces Odd Lot Offer to Purchase in Connection with Proposed Termination of SEC Registration

BLAKESLEE, Pennsylvania, November 25, 2013 -- Blue Ridge Real Estate Company (OTCQB: BRRED) today announced that it is offering to purchase for cash all of its common shares held by holders of 99 or fewer shares of Blue Ridge as of November 21, 2013 at a purchase price of $11.00 per share.  The Offer price represents a premium of approximately 37% to the closing price of the Company’s common shares of $8.00 on the OTC Markets as of the close of business on November 20, 2013.  In addition to the $11.00 per share purchase price, Blue Ridge is offering each tendering holder of 99 or fewer shares a $100 bonus upon completion of the Offer for properly executed tenders of all shares beneficially owned by such holder which are received and not withdrawn prior to the Expiration Time of the Offer.  In connection with the Offer, if the results of the Offer allow, Blue Ridge intends to deregister its common shares with the SEC and take the Company private.

As of November 21, 2013, Blue Ridge had 348 shareholders of record and, of those shareholders, 231 shareholders of record held 99 or fewer shares, and also had an estimated 74 additional shareholders who beneficially owned 99 or fewer shares.  As of November 21, 2013, there were 2,450,424 Blue Ridge common shares outstanding.  The Company estimates its odd lot holders hold approximately 7,000 Blue Ridge common shares, or less than 1% of Blue Ridge’s outstanding common shares.  Blue Ridge plans to use cash on hand to pay for shares purchased under the Offer as well as the cash bonus payments.  If all the holders of 99 or fewer shares tender their shares, Blue Ridge estimates the aggregate cost of the Offer would be approximately $329,093, including an estimated aggregate purchase price for the odd lot shares of approximately $76,120, estimated aggregate bonus payments of approximately $30,500 and estimated fees and expenses of approximately $222,473.

Tendered shares will be acquired for cash, with no interest payable.  The Offer is open only to holders of 99 or fewer shares as of November 21, 2013.  The Offer is not conditioned on any minimum number of total shares being tendered or the receipt of financing.  The scheduled Expiration Time for the Offer is 5:00 p.m., New York City time on January 17, 2014, but it can be extended at the Company’s discretion in accordance with applicable law.

The primary purpose of this Offer is to reduce the number of holders of record of the Company’s common shares.  If, after completion of this Offer, the Company has fewer than 300 shareholders of record, as calculated under the regulations of the SEC, the board of directors of the Company intends to deregister the Company’s common shares with the SEC.  One result of deregistration is that Blue Ridge would no longer be required to file certain reports with the SEC, including, among others, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.  In addition, we would not be subject to the SEC’s requirements for proxy statements.  The Blue Ridge board of directors believes that no longer being subject to such requirements could result in significant cost savings to the Company and allow management to spend more time focused on the Company’s business.

Blue Ridge also believes the Offer may be a way to decrease its shareholder administration costs.  The expense of administering accounts of small shareholders is disproportionate to their ownership interest in the Company.  A disproportionate amount of its administrative expense relating to shareholder accounts and reporting requirements are attributable to those shareholders holding less than 1% of the Company’s issued and outstanding shares.  Even if the record shareholder base does not fall below 300, Blue Ridge believes that every tender by a qualified odd lot holder will reduce its expenses going forward.

Important Additional Information for Shareholders

This communication is for informational purposes only and is not an offer to purchase Blue Ridge’s common shares or a solicitation of proxies, and this communication does not constitute an offer to buy or exchange securities for any purpose.  Any such offer or solicitation of an offer, to purchase Blue Ridge’s common shares shall be separately communicated in an Offer to Purchase filed with the SEC and distributed to the Company’s shareholders in accordance with applicable regulations of the SEC governing offers, and solicitation of offers, to buy or exchange securities.  Reference is made to, and this communication is qualified by, the Offer to Purchase for a more complete description of the terms and relevant considerations.

The Offer to Purchase will contain important information about the Blue Ridge Offer including complete instructions on how to tender shares.  Odd lot shareholders should read carefully the Offer to Purchase, the letter of transmittal and related materials to be filed by Blue Ridge with the SEC before they make any decision with respect to the tender offer because those documents will contain important information, including the terms and conditions of the Offer to Purchase.  The Offer to Purchase and all other documents filed with the SEC in connection with the Offer will be available, as and when filed, free of charge at the SEC’s website at www.sec.gov.  In addition, the Offer to Purchase and all other documents filed with the SEC in connection with the Offer will be made available to investors free of charge by contacting Morrow & Co., LLC, the information agent for the tender offer, at (800) 662-5200.

The Offer is not being made nor will any tenders of Blue Ridge common shares be accepted from or on behalf of any holders (i) of more than 99 shares or (ii) in any jurisdiction in which the making of the Offer or the acceptance of any tender would not be made in compliance with the laws of such jurisdiction.

Blue Ridge is engaged in real estate development and land sales.  Over the past 30 years, Blue Ridge has developed resort residential communities adjacent to the Jack Frost Mountain and Big Boulder Ski Areas located in Lake Harmony, Kidder Township, Pennsylvania.  These communities are located in the Pocono Mountains of Pennsylvania.  Blue Ridge also developed the Jack Frost National Golf Course.  At July 31, 2013, Blue Ridge owned 11,825 acres of land in Northeastern Pennsylvania along with 13 acres of land in various other states.  Of these land holdings, Blue Ridge designated 8,289 as land held for investment, 1,433 acres as held for development, 2,116 acres as held for sale and 1 acre for discontinued operations.  It is expected that all of the Company’s planned developments will either be subdivided and sold as parcels of land, or be developed into single and multi-family housing.  For additional information on Blue Ridge, please visit the Company’s website at www.brreco.com.

This press release may contain certain statements of a forward-looking nature.  The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws.  Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them.  The Company has no obligation to update such forward-looking statements.  Actual results may vary significantly from these forward-looking statements.

Contact:

Bruce Beaty

President and Chief Executive Officer

(570) 443-8433